EXHIBIT 3.7

FIRST AMERICAN SCIENTIFIC CORP.
SUITE 1003,409 GRANVILLE STREET
VANCOUVER, BC V6C 1T2
CANADA

June 11, 2001

MINUTES OF DIRECTORS MEETING OF
FIRST AMERICAN SCIENTIFIC CORP. THIS 11th day of June, 2001

Mr. Cal Kantonen, being the Chairman of the Company, took the chair and called the meeting to order.

Present:	Cal Kantonen, Chairman of the Board Brian Nichols, President David Gibson, Secretary

As all Directors were present, notice of the meeting was waived as attested to by the signatures below.

Mr. Kantonen presented a letter from our corporate solicitor, Mr. Conrad C. Lysiak recommending the "spinning off" of VideoMovieHouse.com Inc. into its own separate fully reporting OTC company. Discussion followed and it was decided that it is in the best interests of First American Scientific Corp. to divest itself of VideoMovieHouse.com Inc. and that the proposal presented by Mr. Lysiak is the most beneficial and least expensive route to achieve that goal.

Therefore the following motion was presented by C. Kantonen and seconded by Brian Nichols:

RESOLVED THAT:

To accept Mr. Lysiak's proposal and immediately commence legal work to separate VideoMovieHouse.com Inc, from First American Scientific Corp. into its own separate fully reporting OTC company.

Further it was agreed that Mr. Kantonen be empowered to make whatever decisions are necessary in order to effect the above without the need of further board resolutions.

A vote was taken by show of hands and was unanimously approved and passed by all the Directors. The Chairman declared the motion passed and instructed the secretary to enter the resolution in the Company records.

There being no further business, the meeting adjourned.

/s/ C.L. Kantonen
C.L. Kantonen
Chairman of the Board

/s/ Brian Nichols
Brian Nichols
President

/s/ David Gibson
David Gibson
Secretary